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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

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ACCURIDE CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)

00439T206
(CUSIP Number)
Christopher Shackelton/Adam Gray
Metro Center
1 Station Place, 7th Floor South
Stamford, CT 06902

Warren S. de Wied
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
 New York, New York 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 25, 2016 (the "Original Schedule 13D," together with this Amendment No. 1, the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share (the "Common Stock"), of Accuride Corporation (the "Issuer"), a corporation organized under the laws of Delaware.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 4 and 7 as set forth below.

Item 4. Purpose of Transaction.
The Reporting Persons acquired the Common Stock for investment purposes in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Common Stock or dispose of shares of Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.
On September 2, 2016, the Issuer announced the proposed acquisition (the "Acquisition") of the Issuer by affiliates of Crestview Partners, L.L.C, pursuant to the Agreement and Plan of Merger, dated September 2, 2016 with Armor Parent Corp., a Delaware corporation, and Armor Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent.  On October 7, 2016, the Reporting Persons sent a letter to the Board of Directors of the Issuer, and issued a press release containing the text of that letter, which press release is attached hereto as Exhibit 2 and is incorporated herein by reference. In that letter, the Reporting Persons, among other things, expressed their belief that the Acquisition undervalues the Issuer, is the wrong strategic choice for the Issuer, and is not in the best interests of the stockholders of the Issuer. The Reporting Persons noted their intention to vote against the Acquisition and urged fellow stockholders to vote against the Acquisition.
Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D/A is hereby amended and supplemented by the addition of the following:

Exhibit	Description
2	Press Release, dated October 7, 2016

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: October 7, 2016
COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact